Exhibit 16

February 23, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated February 17, 2006, of Highwoods Properties, Inc. and Highwoods Realty Limited Partnership and are in agreement with the statements contained in the last three paragraphs on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page one therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 financial statements.

/s/ Ernst & Young LLP